Exhibit 17.1

February 3, 2005

Ilan Kinreich, President and CEO

Radview Software Ltd.

7 New England Executive Park

Burlington, Massachusetts 01803

USA

Re:  Resignation from the Board of Directors

I hereby resign from the board of directors of Radview Software Ltd. (the “Company”) effective immediately.  Such resignation is due to conditions with my employer that limit the number of outside boards on which I may participate.

I have no disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ ROBERT STEINKRAUSS
Robert Steinkrauss